

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Richard J. Lieb
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, NY 10022

> **Re:** **Greenhill & Co., Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 11, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed May 3, 2010**
> **File No. 001-32147**

Dear Mr. Lieb:

We have reviewed your response letter dated July 23, 2010 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Item 1. Business

Overview, page 1

1.   We note your response to comment 1 in our letter dated July 7, 2010 that you will identify in future filings any client that accounts for approximately 10% or more of your revenues to the extent that your agreements with your clients and the circumstances permit you to do so. Please note that required or material information must be disclosed, even if confidential. Refer to Item 101 of Regulation S-K. We continue to note your disclosure on page 8 that your single largest client engagement accounted for approximately 10% of your total revenues in 2009 and 2008.   Please confirm that you will identify in future filings any client that accounts for 10% or more of your revenues. In addition, please provide a more detailed analysis regarding why you are not substantially dependent upon the agreement with your largest client referenced on page 8.

Form 10-Q for the quarterly period ended March 31, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3 – Investments

Affiliated Merchant Banking Investments, page 14

2.   We note your response to our prior comment 12. Please confirm for us that you will revise future filings to clarify why you have allocated these amounts to noncontrolling interests.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney Advisor, at 202-551-3473 or Jennifer Gowetski, Attorney Advisor, at 202-551-3401 with any other questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief